Exhibit 99.1

Yatsen Announces Third Quarter 2021 Financial Results and US$100 Million Share Repurchase Program

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 18, 2021

GUANGZHOU, China, November 18, 2021 /PRNewswire/ -- Yatsen Holding Limited ("Yatsen" or the "Company") (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the third quarter ended September 30, 2021 and the authorization by its board of directors of a US$100 million share repurchase program.

Third Quarter 2021 Highlights

•	Total net revenues for the third quarter of 2021 increased by 6.0% to RMB1.34 billion (US$208.4 million) from RMB1.27 billion in the prior year period.

•	Gross margin for the third quarter of 2021 was 67.9% compared to 65.7% in the prior year period.

•	Gross sales[1] for the third quarter of 2021 increased by 8.3% to RMB1.56 billion (US$241.9 million) from RMB1.44 billion in the prior year period.

“Despite a challenging macroeconomic backdrop and soft industry environment for color cosmetics, our topline continued to grow in the third quarter, supported by a significant growth of our skincare brands2,” stated Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen. “Looking ahead, as we embark upon the next phase of our development, we expect to continue shifting our revenue mix towards higher-quality and more profitable growth, underpinned by sustained investments in our brand’s brand equities and R&D. We are confident that despite some short-term pain, our strategic initiatives will allow us to emerge stronger with a clear path to long-term sustainable growth.”

“We managed to grow the business in the face of strong industry headwinds,” commented Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen. “Total net revenues reached RMB1.34 billion in the third quarter, representing an increase of 6.0% year over year. Our gross margin continued its upward trend and reached 67.9% in the quarter compared to 65.7% in the same period last year. With ample cash reserves and our sights set on charting a sustainable path to long-term growth, we will continue to build a world-class multi-brand beauty group in China.”

Third Quarter 2021 Financial Results

Net Revenues. Total net revenues for the third quarter of 2021 increased by 6.0% to RMB1.34 billion (US$208.4 million) from RMB1.27 billion in the prior year period. The increase was primarily attributable to sales from our newly launched and acquired brands.

Gross Profit and Gross Margin. Gross profit for the third quarter of 2021 increased by 9.6% to RMB911.8 million (US$141.5million) from RMB831.6 million in the prior year period. Gross margin for the third quarter of 2021 increased to 67.9% from 65.7% in the prior year period. The increase was primarily attributable to (i) premiumization of our Perfect Diary brand, and (ii) increased sales from skincare brands with higher margins in the sales mix.

[1]

Gross sales refer to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Calculation of gross sales includes shipping charges paid by customers to the Company.

[2]	Skincare brands include Abby’s Choice, Dr. WU (its mainland China business), Galénic and Eve Lom.

Operating Expenses. Total operating expenses for the third quarter of 2021 decreased by 13.2% to RMB1.28 billion (US$198.8million) from RMB1.48 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2021 were 95.4%, as compared with 116.6% in the prior year period.

•

Fulfillment expenses. Fulfillment expenses for the third quarter of 2021 were RMB100.2 million (US$15.5 million), as compared with RMB91.5 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2021 increased to 7.5% from 7.2% in the prior year period. The increase was primarily attributable to an increase in customer service expenses and share-based compensation expenses compared to the third quarter of 2020, partially offset by a slight decrease in fulfillment logistics expenses.

•

Selling and marketing expenses. Selling and marketing expenses for the third quarter of 2021 were RMB911.3million (US$141.4 million), as compared with RMB854.3 million in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the third quarter of 2021 increased to 67.9% from 67.5% in the prior year period. The increase was primarily attributable to an increase in salaries, store-related expenses and share-based compensation expenses compared to the third quarter of 2020, partially offset by a decrease in advertising expenses and platform commissions.

•

General and Administrative Expenses. General and administrative expenses for the third quarter of 2021 were RMB233.9 million (US$36.3 million), as compared with RMB515.9 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2021 decreased to 17.4% from 40.7% in the prior year period. The decrease was primarily attributable to a decrease in share-based compensation expenses compared to the third quarter of 2020, partially offset by an increase in salaries.

•

Research and Development Expenses. Research and development expenses for the third quarter of 2021 were RMB35.8 million (US$5.6 million), as compared with RMB14.4 million in the prior year period. As a percentage of total net revenues, research and development expenses for the third quarter of 2021 increased to 2.7% from 1.1% in the prior year period. The increase was primarily attributable to an increase in personnel costs and share-based compensation expenses reflecting our commitment to enhancing our research and development capabilities.

Loss from Operations and Non-GAAP Loss from Operations3. Loss from operations for the third quarter of 2021 decreased by 42.7% to RMB369.3million (US$57.3million) from RMB 644.6 million in the prior year period. Operating loss margin was 27.5%, as compared with 50.9% in the prior year period.

Non-GAAP loss from operations for the third quarter of 2021 increased by 11.9% to RMB221.7 million (US$34.4 million) from RMB198.1 million in the prior year period. Non-GAAP operating loss margin was 16.5%, as compared with 15.6% in the prior year period.

Net Loss and Non-GAAP Net Loss4. Net loss for the third quarter of 2021 decreased by 43.8% to RMB361.8 million (US$56.1 million) from RMB643.8 million in the prior year period. Net loss margin was 26.9%, as compared with 50.8% in the prior year period.

Non-GAAP net loss for the third quarter of 2021 increased by 9.6% to RMB216.3 million (US$33.6 million) from RMB197.4 million in the prior year period. Non-GAAP net loss margin was 16.1%, as compared with 15.6% in the prior year period.

Net Loss attributable to Ordinary Shareholders per Diluted ADS5 and Non-GAAP Net Loss attributable to Ordinary Shareholders per Diluted ADS6. Net loss attributable to Yatsen's ordinary shareholders per diluted ADS for the third quarter of 2021 was RMB0.57 (US$0.09), as compared with RMB6.00 in the prior year period.

Non-GAAP net loss attributable to Yatsen's ordinary shareholders per diluted ADS for the third quarter of 2021 was RMB0.34 (US$0.05), as compared with RMB1.20 in the prior year period.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB3.63 billion (US$563.8 million), as compared with RMB5.73 billion as of December 31, 2020.

For the quarter ended September 30, 2021, net cash used in operating activities was RMB225.3 million (US$35.0 million).

Business Outlook

For the fourth quarter of 2021, the Company expects its total net revenues to be between RMB1.57 billion and RMB1.67 billion, representing a year-over-year decline of approximately 15% to 20%, primarily due to the prior year period’s high comparison basis and softer-than-expected industry-wide color cosmetics sales. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

[3]

Non-GAAP loss from operations is a non-GAAP financial measure, which is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

[4]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

[5]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.
[6]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to ordinary shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares.

Share Repurchase Program

The Company's board of directors has approved a share repurchase program whereby the Company is authorized to repurchase up to US$100 million worth of its ordinary shares (including in the form of American depositary shares) over the next 24 months. The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases with its existing cash balance.

Exchange Rate

This announcement contains translations of certain Renminbi ("RMB") amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, November 18, 2021 at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter 2021.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10161698

The replay will be accessible through November 25, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10161698

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China's beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom, and Pink Bear. The Company's flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	5,727,029	3,633,013	563,835
Restricted Cash	6,363	-	-
Accounts receivable	419,317	446,390	69,279
Inventories, net	616,808	672,464	104,365
Prepayments and other current assets	304,641	412,969	64,092
Amounts due from related parties	14,370	61	9
Total current assets	7,088,528	5,164,897	801,580
Non-current assets
Investments	34,862	219,566	34,076
Property and equipment, net	285,297	278,595	43,237
Goodwill	20,596	776,493	120,510
Intangible assets, net	189,090	675,160	104,783
Deferred tax assets	597	1,979	307
Right-of-use assets, net	536,710	481,668	74,754
Other non-current assets	152,058	64,061	9,942
Total non-current assets	1,219,210	2,497,522	387,609
Total assets	8,307,738	7,662,419	1,189,189
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	466,705	326,485	50,670
Advances from customers	6,228	18,757	2,911
Accrued expenses and other liabilities	411,944	369,607	57,362
Amounts due to related parties	11,814	1,955	303
Income tax payables	18,686	13,321	2,067
Lease liabilities due within one year	215,300	229,009	35,542
Total current liabilities	1,130,677	959,134	148,855
Non-current liabilities
Deferred tax liabilities	1,557	96,430	14,966
Deferred income-non current	-	60,430	9,379
Lease liabilities	311,910	254,039	39,426
Total non-current liabilities	313,467	410,899	63,771
Total liabilities	1,444,144	1,370,033	212,626
Redeemable non-controlling interests	-	179,807	27,906
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,788,940,347 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and September 30, 2021)

	173	173	27
Treasury shares	(12)	(12)	(2)
Additional paid-in capital	11,165,697	11,565,138	1,794,881
Statutory reserve	20,051	20,051	3,112
Accumulated deficit	(4,240,134)	(5,307,672)	(823,738)
Accumulated other comprehensive income (loss)	(97,265)	(175,760)	(27,278)
Total Yatsen Holding Limited shareholders' (deficit) equity	6,848,510	6,101,918	947,002
Non-controlling interests	15,084	10,661	1,655
Total shareholders' (deficit) equity	6,863,594	6,112,579	948,657
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	8,307,738	7,662,419	1,189,189

(1)

At the date of this report, the Company is still in the process of finalizing the valuation of the assets acquired and liabilities assumed on the acquisition date of Eve Lom. Total assets acquired, assumed liabilities, redeemable non-controlling interest and goodwill relating this acquisition was estimated in the financial statements as of September 30, 2021, which can be subject to adjustments upon the completion of its valuation. Such adjustments may include reclassifications between intangible assets, redeemable non-controlling interest, deferred tax liabilities and goodwill and impacts to the consolidated statements of operations are not expected to be material.

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Total net revenues	1,266,225	1,342,604	208,369
Total cost of revenues	(434,613)	(430,757)	(66,852)
Gross profit	831,612	911,847	141,517
Operating expenses:
Fulfilment expenses	(91,536)	(100,174)	(15,547)
Selling and marketing expenses	(854,316)	(911,297)	(141,431)
General and administrative expenses	(515,878)	(233,874)	(36,297)
Research and development expenses	(14,444)	(35,816)	(5,559)
Total operating expenses	(1,476,174)	(1,281,161)	(198,834)
Income (loss) from operations	(644,562)	(369,314)	(57,317)
Financial income	2,102	9,390	1,457
Foreign currency exchange income (losses)	(1,156)	(2,854)	(443)
Income (loss) from equity method investments, net	(34)	103	16
Other non-operating income (expenses)	522	(1,067)	(166)
Income (loss) before income tax expenses	(643,128)	(363,742)	(56,453)
Income tax (expense) benefit	(694)	1,986	308
Net income (loss)	(643,822)	(361,756)	(56,145)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	-	1,477	229
Net income (loss) attributable to Yatsen's shareholders	(643,822)	(360,279)	(55,916)
Accretion to preferred shares	(81,371)	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	(258,062)	-	-
Net income (loss) attributable to ordinary shareholders of Yatsen	(983,255)	(360,279)	(55,916)
Shares used in calculating earnings per share (1):
Weighted average number of Class A and Class B ordinary shares:
—Basic	656,397,624	2,526,453,776	2,526,453,776
—Diluted	656,397,624	2,526,453,776	2,526,453,776
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders —Basic	(1.50)	(0.14)	(0.02)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(1.50)	(0.14)	(0.02)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(6.00)	(0.57)	(0.09)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(6.00)	(0.57)	(0.09)

	For the Three Months Ended September 30,
	2020	2021	2021
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	-	1,624	252
Selling and marketing expenses	-	25,918	4,022
General and administrative expenses	446,271	100,861	15,653
Research and development expenses	-	5,552	862
Total	446,271	133,955	20,789

(1)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Income (loss) from operations	(644,562)	(369,314)	(57,317)
Share-based compensation expenses	446,271	133,955	20,789
Amortization of intangible assets resulting from assets and business acquisitions	185	13,619	2,114
Non-GAAP income (loss) from operations	(198,106)	(221,740)	(34,414)
Net income (loss)	(643,822)	(361,756)	(56,145)
Share-based compensation expenses	446,271	133,955	20,789
Amortization of intangible assets resulting from assets and business acquisitions	185	13,619	2,114
Tax effects on non-GAAP adjustments	(46)	(2,137)	(332)
Non-GAAP net income (loss)	(197,412)	(216,319)	(33,574)
Net income (loss) attributable to ordinary shareholders of Yatsen	(983,255)	(360,279)	(55,916)
Share-based compensation expenses	446,271	133,955	20,789
Amortization of intangible assets resulting from assets and business acquisitions	185	13,349	2,072
Tax effects on non-GAAP adjustments	(46)	(2,137)	(332)
Accretion to preferred shares	81,371	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	258,062	-	-
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(197,412)	(215,112)	(33,387)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	656,397,624	2,526,453,776	2,526,453,776
—Diluted	656,397,624	2,526,453,776	2,526,453,776
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.30)	(0.09)	(0.01)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.30)	(0.09)	(0.01)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(1.20)	(0.34)	(0.05)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(1.20)	(0.34)	(0.05)